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                                   EXHIBIT 1

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Norske Skogg Canada Limited                        [LETTERHEAD GRAPHICS OMITTED]
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada  V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4961

news release                                                        NorskeCanada

30 April 2003

NORSKECANADA BATTLES TOUGH MARKETS BUT REDUCES LOSSES FROM PREVIOUS QUARTER

VANCOUVER, BC - Challenging economic conditions contributed to a first quarter net loss for Norske Skog Canada Limited ("NorskeCanada" or "the Company") of $24.8 million, or $(0.12) per common share, on sales of $385.8 million. For the three months ended March 31, 2003, earnings before interest, taxes, depreciation, amortization and before other non-operating income and expenses (EBITDA) totalled $11.8 million.

The current quarter's results represent an improvement from the previous quarter, when the Company's net loss was $37.3 million, or $(0.18) per common share, on sales of $405.6 million and EBITDA was $10.3 million. This was primarily due to an after-tax foreign exchange gain of $12.8 million, or $0.06 per common share, arising from the translation of U.S. dollar-denominated debt in the current quarter, compared to an after-tax gain of $1.4 million, or $0.01 per common share, for the preceding fourth quarter.

For the same period a year ago, the Company recorded a net loss of $41.5 million, or $(0.24) per common share, on sales of $324.3 million and EBITDA of $(2.1) million. These results included a gain of $4.8 million, or $0.03 per common share, on the sale of 1.75 million shares of Pope & Talbot Inc.

The Company said its first quarter results largely reflected constrained growth in paper consumption, resulting from the prevailing geopolitical climate and slow-paced recovery of the U.S. and global economies, as well as a weakening U.S. dollar. Several unusual operating incidents also impacted earnings, including a temporary shutdown of the Company's Powell River division that resulted from a chemical imbalance in its effluent treatment system.

Nonetheless, there were some positive developments in the period. Price increases, ranging from US$40 per tonne to US$60 per ton, were announced for most specialty paper grades, and a US$50 per tonne price increase was announced for newsprint for North American markets in March. In addition, two US$40 per tonne price increases were implemented for pulp in the quarter, with a further US$40 per tonne increase announced for April 1.

Despite the soft market conditions, the Company ran at full capacity during the quarter, largely as a result of strong demand for its groundwood specialty papers and improving pulp markets. While paper sales volumes in the first quarter reflected seasonally-lower demand for lightweight uncoated specialty papers, the decline was less than in previous years. Pulp sales volumes reflected the tighter market conditions.


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During the quarter, the Company made solid progress in its recently-launched performance improvement initiative. "In these unsettled times, we are relentlessly focused on making substantial gains in the controllable aspects of our business", said Russ Horner, President and CEO. "Our performance improvement program delivered a $15 million improvement in our financial results across our operations during the current quarter, and we are on track to achieve our aggressive target of $100 million in run-rate performance improvements over 2002 results, by December 31, 2003."

Other positive developments in the quarter saw the Company named Paper Supplier of the Year for 2002 by Wal-Mart Stores, Inc. NorskeCanada also earned inclusion in the Financial Times Stock Exchange's socially responsible investment index series ("FTSE4Good") following a review of its corporate practices.

"While the recently-announced price increases are encouraging, we believe any meaningful recovery for pulp and paper requires a sustainable increase in consumption," Horner said. "The outlook for pulp and paper is difficult to determine given the current climate. Any negative political or economic developments could prolong market uncertainty and further delay a solid turnaround.

"In the meantime, we will continue to pursue our performance improvement gains so we are solidly positioned to reap the benefits of any sustained upturn."


                                     - 30 -

FORWARD-LOOKING STATEMENTS

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS REPORT ARE FORWARD-LOOKING, INCLUDING STATEMENTS WITH RESPECT TO EXPECTED PERFORMANCE IMPROVEMENTS AND COST SAVINGS AND THE OUTLOOK FOR MARKETS, INVENTORIES, PRODUCTION AND PRICING, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THESE STATEMENTS.


For more information:

INVESTORS: Ralph Leverton                           MEDIA: Stu Clugston
Vice President, Finance and CFO                     VP, Corporate Affairs
604-654-4040                                        604-654-4463